Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-163367, 333-172459, 333-175985 and 333-179751 on Form S-8 of our reports dated February 27, 2013, relating to the consolidated financial statements and consolidated financial statement schedule of Fortinet, Inc. and subsidiaries (collectively, the “Company”) which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the Company’s method for recognizing revenue for multiple element arrangements, and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2012.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
February 27, 2013